EXHIBIT (a)(5)(A)
CPI Corp. Commences Dutch Auction Tender Offer to Repurchase 1,500,000 of
Its Shares
     St. Louis, December 30, 2005/ — CPI Corp. (NYSE: CPY) today commenced its previously announced Dutch auction self-tender offer for up to 1,500,000 shares, or approximately 19.0%, of its outstanding common stock, at prices raging from $17.00 to $20.00 per share, or a total of $25,500,000 to $30,000,000 if CPI purchases the maximum number of shares. The tender offer will expire at 5:00 p.m., New York City time, on Monday, January 30, 2006, unless CPI extends the tender offer. The tender offer is, in part, subject to the successful completion of an amendment to the Company’s current credit facility which, among other things, would increase the term loan portion of the facility and the amount of allowable share repurchases. If the amendment is not completed, the Company may terminate or amend the terms of the tender offer to reduce the number of shares sought.
     CPI’s Board of Directors has authorized this tender offer as a prudent use of financial resources given CPI’s business, assets and current stock price and as an efficient means to provide value to stockholders. The offer represents an opportunity for CPI to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders’ proportional interest in CPI.
     Neither CPI nor its Board of Directors, dealer manager, depositary or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by CPI. CPI’s directors and executive officers have advised the Company that they do not intend to tender any shares in the tender offer.
     The dealer manager for the tender offer is Georgeson Shareholders Securities Corporation and the information agent is Georgeson Shareholder Communications, Inc. The depositary is Computershare Trust Company of New York. The Offer to Purchase and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of CPI’s shares. For questions or information, please call the information agent toll free at (877) 255-0124.
     CPI is a portrait photography company offering photography services in the United States, Puerto Rico and Canada through Sears Portrait Studios. The Company also operates searsphotos.com, the vehicle for the Company’s customers to archive, share portraits via email and order additional portraits and products.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CPI’s common stock. The solicitation of offers to buy shares of CPI common stock will only be made pursuant to the Offer to Purchase and related materials that CPI will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the offer. Stockholders will be able to obtain the Offer to Purchase and related materials for free at the SEC’s website at http://www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling toll-free (877) 255-0124. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

Safe Harbor
     The statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as our outlook for portrait studios, net income, future cash requirements, cost savings, compliance with debt covenants, valuation allowances, reserves for charges and impairments and capital expenditures, are only predictions or expectations; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to: customer demand for our products and services, the Company’s ability to obtain financing when needed under reasonable terms, the overall level of economic activity in our major markets, competitors’ actions, manufacturing interruptions, dependence on certain suppliers, changes in our relationship with Sears and the condition and strategic planning of Sears and the impact of the Kmart/Sears merger, fluctuations in operating results, the ultimate impact of the Prints Plus bankruptcy, the attraction and retention of qualified personnel, unforeseen difficulties arising from installation and operation of new equipment in our portrait studios, the Company’s conversion to a full digital format, future cash balances sufficient to meet our operating needs, compliance with debt covenants and other risks as may be described in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended February 5, 2005. The Company does not undertake any obligation to update any of these forward-looking statements.